03012395

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 51800

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C. 165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gleacher Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Madison Avenue, 19th Floor
(No. and Street)

New York,	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Trabulsi (212) 418-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name — if individual, state last, first, middle name)

60 Broad Street	New York	N.Y.	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

T3/12

SEC 1410 (2-89)

OATH OR AFFIRMATION

I, Richard Trabulsi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gleacher Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MARIE A. GENTILE
Notary Public, State of New York
No. 4979706
Qualified in Suffolk County
Commission Expires April 8, 20 03

Notary Public

Signature

Chief Financial Principal

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CETIFIED
PUBLIC ACCOUNTANTS

GLEACHER PARTNERS LLC

December 31, 2002

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Gleacher Partners LLC

We have audited the accompanying statement of financial condition of Gleacher Partners LLC (the "Company") as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gleacher Partners LLC as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
January 30, 2003

60 Broad Street
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Gleacher Partners LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS

Cash and cash equivalents	$12,209,932
Securities owned, at market or fair value	4,320
Accounts receivable	745,957
Due from affiliates	1,478,996
Notes receivable	492,032
Prepaid expenses	188,092
Deferred charges	3,703,876
Other assets	761,517
Total assets	$19,584,722

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accrued compensation and benefits	$ 1,234,655
Accounts payable and accrued liabilities	588,542
Deferred revenue	1,874,039
Total liabilities	3,697,236
Commitments and Contingencies	
Member's equity	15,887,486
Total liabilities and member's equity	$19,584,722

The accompanying notes are an integral part of this statement.

Gleacher Partners LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2002

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Gleacher Partners LLC (the "Company"), formerly known as Gleacher & Co., LLC, a limited liability company, was formed on April 9, 1999. Gleacher Holdings LLC (the "Parent") is the sole member of the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts; as such, it is exempt from SEC Rule 15c3-3 pursuant to Section k(2)(ii) of that rule. The Company provides corporate and investment banking advisory services.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The statement of financial condition of the Company has been prepared on the accrual basis of accounting and reflects the following significant accounting policies:

Cash and Cash Equivalents

The Company considers highly liquid money market investments purchased with a maturity of three months or less to be cash equivalents.

Securities Owned

Securities owned are recorded at market or fair value on a trade-date basis. Securities not readily marketable have been valued at fair value as determined by management using standard industry valuation methods. The resulting gains or losses are reflected in the statement of financial condition.

Revenue Recognition

The Company recognizes and records advisory service revenues in the period earned.

NOTE C - SECURITIES OWNED

Details of securities owned at December 31, 2002 are as follows:

Warrants	$3,320
Corporate debt	1,000
	$4,320

NOTE D - DEFERRED CHARGES AND DEFERRED REVENUE

Deferred charges represent amounts paid to raise initial capital funds of the Mezzanine Investment Funds, alternative investment funds managed by the Company. These charges are amortized on a straight-line basis over five years, which is the period for which the Company is entitled to earn management fees.

Management fees related to the Mezzanine Investment Funds are paid to the Company every six months, in advance. Deferred revenue on the accompanying statement of financial condition represents the unearned portion of these management fees.

NOTE E - INCOME TAXES

The Company is a single member limited liability company where the member is individually responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying statement of financial condition.

NOTE F - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, which shall be the greater of $250,000 or 2% of aggregate debit items. At December 31, 2002, the Company had net capital of $8,512,696, which was $8,262,696 in excess of its minimum net capital requirement of $250,000.

NOTE F (continued)

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker, which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC rule 15c3-3.

NOTE G - RETIREMENT PLAN

Employees of the Company participate in a defined contribution plan which meets the requirements of Section 401(k) of the Internal Revenue Code (the "Plan") to which the Company contributes up to 3% of eligible employee compensation. Eligibility is based on one year of service and employment with the Company as of December 31.

NOTE H - RELATED PARTIES

The Company has entered into a service agreement with the Parent. The Parent provides certain administrative services to the Company, including the use of premises and fixed assets and payment to certain third-party vendors for which the Parent is reimbursed by the Company.

The Company maintains unsecured notes receivable from employees that bear interest based on the London Interbank Offered Rate and have maturities of up to two years.

NOTE I - CONTINGENCIES

The Company is a defendant in a legal action. In the opinion of management, after consultation with legal counsel, the ultimate outcome of this matter will not have a material adverse effect on the financial condition of the Company.

The Company has guaranteed a member of the parent's share of distributed earnings relating to a fund managed by the Company. The guarantee is limited to a maximum of $5,000,000. At December 31, 2002, approximately $124,000 has been guaranteed under this arrangement. In the opinion of management, the likelihood of events activating the terms of the guarantee is remote.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com